

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2020

Patrick McCaney
Chief Executive Officer
Oaktree Acquisition Corp.
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071

> **Re: Oaktree Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed October 23, 2020**
> **File No. 333-249622**

Dear Mr. McCaney:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed October 23, 2020

Summary of the Proxy Statement/Prospectus, page 1

1. Rather than only providing a cross-reference, please disclose summary risk factors and material U.S. federal income tax considerations in the Summary.

2. We note that Hims engages service providers, including physicians through the Affiliated Medical Groups and partner pharmacies, to provide its telemedicine and prescription services. Please revise the Company Overview to clearly describe the company's relationship with the Affiliated Medical Groups for the provision of its telemedicine services and partner pharmacies for its prescription services, the arrangements governing these relationships, and the regulatory landscape applicable to the company's business

model. Please also provide more information regarding the non-prescription products provided by the company. As currently drafted there is no discussion of the mechanics of the business or its operations in this section.

Quorum and Vote of OAC Shareholders, page 11

3.   It appears you have not included the disclosure required by Item 3(h) of Part I.A. of Form S-4 comparing the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates, and the vote required for approval of the proposed transaction. Please revise or advise.

Risk Factors, page 27

4.   Please include information regarding the conflict of interest that may be posed by the post-closing incentive bonus that may be awarded to certain Hims employees, including members of management, after the closing of the business combination in the risk factors section, where appropriate.

We operate in highly competitive markets..., page 32

5.   We note your disclosure on page 223 that some state and federal regulatory authorities have lowered some of the barriers to the practice of telehealth in order to make remote healthcare services more accessible in response to COVID-19. Although you state that it is unclear whether these changes will have a long-term impact on the adoption of telehealth services by the general public or legislative and regulatory authorities, please expand your disclosure to include a discussion of this competitive risk here or under an appropriate heading.

We depend on a number of other companies to perform..., page 40

6.   We note the risk factor detailing Hims' dependence on the Affiliated Medical Groups and the company's partner pharmacies. Please revise your disclosure to name those Affiliated Medicals Groups and/or partner pharmacies that are material to the company's business on an individual basis, disclose the material terms of such agreements and file such agreements as exhibits. In this regard we note your mention of Ochsner Health and Mount Sinai Health System on page 217. See Item 601(b)(10) of Regulation S-K.

The unaudited pro forma financial information included elsewhere in this proxy statement/prospectus...., page 63

7.   We note the business combination will be accounted for as a reverse recapitalization with no goodwill or other intangible assets recorded. Please revise this risk factor to properly describe the accounting methodology for the transaction as no purchase consideration will be allocated to goodwill.

Governing Documents Proposal D- Approval of Other Changes in Connection with Adoption of the Proposed Governing Documents, page 130

8. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Information About Hims, page 205

9. Please ensure that the text on all graphics included in this section, including footnotes, is legible. By way of example, we refer to the sourcing information on page 207.

Our Competitive Advantage, page 212

10. We note your statement that Hims believes "existing healthcare incumbents will find it difficult to replicate" its value proposition. Because it does not appear that your technology is patented, please clarify why this is the case.

Our Business Model, page 215

11. Please revise your disclosure to provide more detailed information regarding the non-prescription products sold by Hims. Please ensure the disclosure explains how such products are developed and commercialized, and any applicable regulations.

Marketing, page 217

12. The purpose of your registration statement is not to serve as marketing materials for your business or interface. The graphics on pages 219-220 and 227-231 do not appear to provide nor enhance relevant and meaningful disclosure that investors can use to make an informed investment decision. Please remove them.

Our People and Culture, page 220

13. Please explain how the "Affiliated Medical Groups" are affiliated with Hims & Hers where this term is defined on page 220 and in the Selected Definitions section of the document.

Intellectual Property, page 221

14. We note that the disclosure on page 221 regarding intellectual property does not discuss patents; however, the risk factor starting on page 50 references patents and patent

protection. Please revise your intellectual property disclosure to clearly describe on an individual basis any material patents or pending patent applications held by Hims, including the type of patent protection granted, the expiration of each, and the jurisdiction of each patent, or clarify in your disclosure that no patents are held at this time.

Hims' Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 237

15.   We note your statement that Hims relies on selling its products through wholesale partnerships, and that its Wholesale Revenue increased by 2,124% from the six months ended June 30, 2019 to the six months ended June 30, 2020 primarily due to the fact that it began selling products to a new wholesale partner in March 2020. To the extent you believe Wholesale Revenue for the fiscal year ended December 31, 2020 will become a material portion of overall revenue, please disclose the name of this new wholesale partner and file the agreement governing the relationship as an exhibit to the prospectus. See Item 601(b)(10)(ii)(b) of Regulation S-K.

Hims' Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources , page 245

16.   You disclose on page 40 that you are currently in the process of opening an affiliated pharmacy dedicated to your operations, which will subject you to extensive federal, state, and local regulation. Please revise your disclosure to discuss the expected cash requirement to fully open and operate your pharmacy in accordance with applicable laws and regulations. Refer to Item 303(a)(1) and (2) of Regulation S-K.

Indebtedness, page 247

17.   Please file the loan agreements with Silicon Valley Bank and TriplePoint Venture Growth as exhibits to the registration statement.

Fair Value of Common Stock, page 251

18.   Please expand your critical accounting policy disclosures to provide high level details regarding the methodologies and approaches used to value your common stock including the nature of the material assumptions involved. Please discuss the results of the third party valuations and whether these corroborated any internal valuations performed. Finally, provide additional detail regarding the extent to which recent sales of preferred stock and/or common stock in arms-length transactions represented significant inputs to provide investors with context of the extent to which your estimates were complex and subjective.

Certain Relationships and Related Person Transactions
Policies and Procedures for Related Party Transactions, page 284

19.   Please revise your disclosure regarding related party transactions to provide information

pursuant to the threshold set in Item 404(d)(1) of Regulation S-K applicable to smaller reporting companies, where the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year end for the last two completed fiscal years.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-46

20. Please revise to describe the typical period over which you satisfy your performance obligation to provide consultation services. Refer to ASC 606-10-50-12.

Note 8. Fair Value Measurements, page F-53

21. We note that the inputs to the BSM option-pricing model include the estimated fair value of the total equity value and that changes in the fair value of the underlying Preferred Stock would result in directionally similar impacts to the fair value measurement. Please revise to also include quantitative information about these significant unobservable inputs or tell us why such disclosure is not required. Refer to ASC 820-10-50-2(bbb).

Exhibits

22. You have indicated that Exhibit 2.1, the Agreement and Plan of Merger, which is also included as Annex A, has certain information omitted as indicated by brackets and asterisks. However, we are unable to locate any such redactions in Annex A. Please advise.

23. Please file the employment agreements with Messrs. Dudum, Lee and Henrich and Ms. Waters as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

24. Please file an opinion as to the material tax consequences of the domestication and the merger. Refer to Item 601(b)(8) of Regulation S-K and Section III. of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy at 202-551-3772 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Peter Seligson, Esq.